Exhibit 99.4

PRIME INFRASTRUCTURE

LINK MARKET SERVICES

Prime Infrastructure Holdings Limited ABN 61 100 364 234
Prime Infrastructure RE Limited ACN 099 717 638; AFSL 219673
(Responsible Entity of each of Prime Infrastructure Trust ARSN 100 375 479
& Prime Infrastructure Trust 2 ARSN 108 288 204)

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Contact Information line
Phone 1800 267 994 (from within Australia)
Phone +61 2 8280 7616 (from outside Australia)

A Your name

Your holding

Securityholder Reference Number:

Prime Securities held as at
Register Date

Your holding may change between this date and the time of your acceptance. Your acceptance applies to the number of Prime Securities you nominate under Part B of this form.

This is an important document. If you are in doubt as to how to complete this form, please consult your financial or other professional adviser immediately.

Transfer and Acceptance Form – Issuer Sponsored Subregister

This is a personalised form for the sole use of the Prime Securityholder and holding recorded above.

B You must give your instructions to accept the Offer

This form must be received by the Closing Date currently 7:00pm (Sydney time) on Thursday, 25 November 2010 at the address shown overleaf.

The Offer is for some or all of your Prime Securities. If you wish to sell only some of your Prime Securities, please specify the number of Prime Securities you wish to sell below. If you do not specify a number of Prime Securities, or you specify a number greater than your shareholding, you will be taken to have accepted the Offer for all of your Prime Securities.

Offer consideration – 0.24 New BIP Interests for each Prime Security held.

Prime Securities

C Contact details

Please provide your contact name and telephone number in case we need to speak to you about this Acceptance Form.

Telephone Number where you can be contacted during business hours

Contact Name (PRINT)

D You must sign this form for your instructions in this Acceptance Form to be executed

I/We, the person(s) named above, accept the Offer in respect of all my/our Prime Securities and hereby agree to transfer to BIP all my/our Prime Securities for the consideration specified in the Offer, and on the terms and conditions of the Offer as set out in the Bidder's Statement.

Securityholder 1 (Individual)	Securityholder 2 (Individual)	Securityholder 3 (Individual)
Sole Director & Sole Company Secretary	Secretary/Director (delete one)	Director

Please refer overleaf for further important instructions

REGISTRY USE ONLY

PIHT TKO001

Further Important Instructions

Your Prime Securities are in an Issuer Sponsored Holding. To accept the Offer, you must complete and return this Acceptance Form in accordance with the instructions below.

This Acceptance Form should be read in conjunction with the accompanying Bidder's Statement dated 27 September 2010. Terms defined in the Bidder's Statement have the same meaning in this Acceptance Form.

Completion instructions

A

- **Please check the front page** to ensure that your name and address are correct. If incorrect, please write your correct details and initial the amendments. Amendments to your name can only be processed by the Registry.
- **Please note** your consideration will be issued in the name(s) that appear on the Register.

D

- **Please sign this Acceptance Form** in the places for signature(s) out on the front page and in accordance with the following instructions:
  - **Joint securityholders:** If your Prime Securities are held in the names of more than one person, all of those persons must sign this Acceptance Form.
  - **Corporations:** This Acceptance Form must be signed by either two directors or a director and a company secretary. Alternatively, where the company has a sole director and, pursuant to the Corporations Act, there is no company secretary, or where the sole director is also the sole company secretary, that director may sign alone. Alternatively, a duly appointed attorney may sign.
  - **Powers of attorney:** If this Acceptance Form is signed under a power of attorney, please attach a certified copy of the power of attorney to this Acceptance Form when you return it. If this Acceptance Form is signed under power of attorney, the attorney declares that he/she has no notice of revocation of the power of attorney.
  - **Deceased estates:** All the executors and administrators must sign this Acceptance Form. When you return this Acceptance Form, please attach it to a certified copy of probate, letters of administration or certificate of grant accompanied (where required by law for the purpose of transfer) by a certificate of payment of death or succession duties and (if necessary) a statement in terms of Section 1071B(9)(b)(iii) of the Corporations Act.

Information you supply on this Acceptance Form will be used by BIP and Link Market Services Limited for the primary purpose of processing your acceptance of the Offer and to provide you with the consideration payable under the Offer. This information may be disclosed to BIP's professional advisers, securities brokers, printing and mailing providers and other third parties in connection with the Offer. If you fail to supply this information, your acceptance may not be processed and you may not receive the consideration payable. You have rights to obtain access to the personal information which you have supplied. Please see Link Market Services Limited's privacy policy on its website www.linkmarketservices.com.au.

Lodgement instructions

- Mail or deliver completed Acceptance Form(s) and any other documents required by the above instructions to:

Mailing address	or	**Hand delivery**
Link Market Services Limited		Link Market Services Limited
Prime Infrastructure Takeover		Prime Infrastructure Takeover
Locked Bag A14		Level 12, 680 George Street
SYDNEY SOUTH NSW 1235		SYDNEY NSW 2000

- A reply paid envelope is enclosed for use within Australia.

Your acceptance must be received by no later than the end of the Offer Period, which is currently 7:00pm (Sydney time) on Thursday, 25 November 2010.

If you have any questions about the terms of the Offer or how to accept, please call the information line on the following numbers:

within Australia: 1800 267 994
outside Australia: +61 2 8280 7616